Exhibit 12

Williams Partners L.P.

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2011	2010	2009	2008	2007
	(Millions)
Earnings:
Income before income taxes	$1,381	$1,103	$1,040	$1,156	$1,318
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(93)	(68)	(55)	(55)	(51)

Income before income taxes and equity earnings	1,288	1,035	985	1,101	1,267

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees	426	393	260	252	226
Rental expense representative of interest factor	7	6	8	11	13

Total fixed charges	433	399	268	263	239

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	101	78	60	64	48

Less:
Capitalized interest	(11)	(29)	(58)	(43)	(25)

Total earnings as adjusted	$1,811	$1,483	$1,255	$1,385	$1,529

Fixed charges	$433	$399	$268	$263	$239

Ratio of earnings to fixed charges	4.18	3.72	4.68	5.27	6.40